Exhibit 99.1

Obsidian Energy Announces Increased 2024 Production Guidance
and Revised Capital Program

• Revised 2024 guidance range upward to 37,000 to 37,400 boe/d with continued outperformance of development program

• Recalibrated fourth quarter 2024 capital program to allow incremental share buybacks and additional debt reduction

• Licensed initial well targeting Belly River formation in Willesden Green to be drilled in the fourth quarter

CALGARY, September 30, 2024 - OBSIDIAN ENERGY LTD. (TSX / NYSE American – OBE) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) is pleased to provide an update to our 2024 guidance that includes ongoing strong second half 2024 drilling results that continue to exceed our initial expectations. As a result, we have further increased our 2024 production guidance range to 37,000 to 37,400 boe/d (midpoint of 37,200 boe/d) with associated adjustments to our funds flow from operations (“FFO”) and free cash flow (“FCF”).

Considering the recent softness in commodity prices and market uncertainty due to global factors, Obsidian Energy has also revised our 2024 capital expenditures downwards by approximately $15 million, reallocating a portion of light oil spending towards incremental share buybacks through our normal course issuer bid (“NCIB”) and further debt reduction. In total, the reallocation of capital is only expected to impact average 2024 production by approximately 40 boe/d.

“The continued outperformance of our development program has led to a further increase to our 2024 production guidance,” said Stephen Loukas, Obsidian Energy’s President and CEO. “However, the recent volatility in both the broader oil and gas markets as well as with our share price has resulted in a dynamic whereby our equity valuation is significantly below new development economics within our light oil portfolio. Accordingly, Obsidian Energy’s Board of Directors has approved the postponement of our fourth quarter light oil program (excluding the drilling of our initial delineation well targeting the Belly River formation in our Willesden Green area) and capital reallocation into a combination of incremental share buybacks and additional debt repayment. Notwithstanding a minor impact to 2024 production, we believe that this decision will result in superior FFO and FCF per share metrics. Moreover, it will afford Obsidian Energy’s shareholders greater exposure to our growing Peace River play, preserving light oil inventory for more favourable market while still meeting our 50,000 boe/d 2026 production target.”

REVISED 2024 GUIDANCE

We have revised our 2024 guidance with annual production expected to be between 37,000 to 37,400 boe/d with a midpoint of 37,200 boe/d – a 15 percent increase from 32,275 boe/d in 2023 – and an approximate $15 million decrease to capital expenditures that will be reallocated to further share buybacks and debt reduction. Although we have lowered our WTI forecast to US$72.50/bbl for the remainder of 2024, our FFO increased by $5 million to $420 million, resulting in a 2024 net debt to FFO of approximately 0.9 times and a related increase to FCF by approximately $17 million to $69 million. Our revised 2024 guidance, incorporating key assumptions used by the Company, is as follows:

		2024 Guidance	Revised 2024 Guidance
Production[1]	boe/d	36,400 – 37,000	37,000 – 37,400
% Oil and NGLs	%	69%	69%
Capital expenditures[2]	$ millions	335 – 345	320 – 335
Acquisition[3] Decommissioning expenditures	$ millions $ millions	85 23 – 24	85 23 – 24
Net operating costs	$/boe	13.75 – 14.25	13.75 – 14.25
General & administrative	$/boe	1.55 – 1.65	1.55 – 1.65

Based on midpoint of above guidance
WTI[4]	US$/bbl	75.00	72.50
MSW Differential[4]	US$/bbl	3.50	3.50
WCS Differential[4] AECO[4]	US$/bbl CAD$/GJ	15.00 1.50	15.00 1.50
FFO[2,5]	$ millions	415	420
FFO/share[6]	$/share	5.44	5.51
FCF[5]	$ millions	52	69
FCF/share[6]	$/share	0.68	0.90
Net debt (prior to NCIB)[7]	$ millions	400	390
Net debt (prior to NCIB) to FFO[7]	times	1.0	0.9
(1)
Approximate mid-point of 2024 Guidance range: 13,400 bbl/d light oil, 8,700 bbl/d heavy oil, 3,000 bbl/d NGLs and 69.6 mmcf/d natural gas with a minimal amount of forecasted production associated with exploration/appraisal capital expenditures

Approximate mid-point of Revised 2024 Guidance range: 13,500 bbl/d light oil, 8,900 bbl/d heavy oil, 3,000 bbl/d NGLs and 70.6 mmcf/d natural gas with a minimal amount of forecasted production associated with exploration/appraisal capital expenditures.

(2)
Capital expenditures include approximately $21 million for Peace River exploration/appraisal activity with minimal impact on forecasted production volumes.
(3)
Acquisition expenditures include $80.5 million for the Peace River Clearwater acquisition and approximately $4 million for other minor acquisitions completed to date in 2024.
(4)
WTI and AECO pricing assumptions of 2024 Guidance were forecasted for September to December 31, 2024, while MSW and WCS differentials were forecasted for October to December 2024. Pricing assumptions include risk management (hedging) adjustments as of September 4, 2024. Full year pricing assumptions, including actuals realized from January 1, 2024, to August 28, 2024, result in WTI of US$77.36/bbl, MSW differentials of US$4.77/bbl, WCS differentials of US$15.36/bbl, AECO of $1.45/GJ, and FX of 1.36x CAD/USD.

WTI and AECO pricing assumptions of Revised 2024 Guidance are forecasted for October to December 31, 2024, while MSW and WCS differentials are forecasted for November to December 2024. Pricing assumptions include risk management (hedging) adjustments as of September 30, 2024. Full year pricing assumptions, including actuals realized from January 1, 2024, to September 27, 2024, result in WTI of US$76.28/bbl, MSW differentials of US$4.78/bbl, WCS differentials of US$15.36/bbl, AECO of $1.47/GJ, and FX of 1.36x CAD/USD.

(5)
2024 Guidance FFO and FCF included approximately $4.9 million of estimated charges for full year 2024 related to the deferred share units, performance share units and non-treasury incentive plan cash compensation amounts which were based on a share price of $9.27 per share.

Revised 2024 Guidance FFO and FCF includes approximately $1.8 million of estimated charges for full year 2024 related to the deferred share units, performance share units and non-treasury incentive plan cash compensation amounts which are based on a share price of $7.99 per share.

(6)
Per share calculations are based on an estimated 76.3 million weighted average shares outstanding for the 12-months ended December 31, 2024, for both 2024 Guidance and Revised 2024 Guidance.
(7)
Net debt figures estimated as at December 31, 2024. Revised 2024 Guidance includes the impact of approximately $28.5 million of share purchases to September 30, 2024, under the Company’s NCIB program in connection with repurchasing shares.

Guidance Sensitivity Table
Variable (October/November[1] to December)	Range	Change in 2024 FFO ($ millions)
WTI (US$/bbl)	+/- $1.00/bbl	2.9
MSW light oil differential (US$/bbl)	+/- $1.00/bbl	1.5
WCS heavy oil differential (US$/bbl)	+/- $1.00/bbl	1.4
Change in AECO ($/GJ)	+/- $0.25/GJ	0.7
(1)
WTI and AECO pricing assumptions of Revised 2024 Guidance are forecasted for October to December 2024, while MSW and WCS differentials are forecasted for November to December 2024.

UPDATED 2024 capital PROGRAM

Obsidian Energy adjusted our 2024 capital program for the decrease in capital expenditures while further optimizing our fourth quarter 2024 drilling program with the addition of three Clearwater development wells in the Peavine area and two exploration/appraisal wells at Gift Lake at Peace River, and our initial delineation well targeting the Belly River formation in our Willesden Green area. In total, we expect to rig release 68 (67.4 net) wells in our 2024 operated program by year-end. The updated breakdown of our expected wells to be rig released in 2024 program is as follows:

	H1 Gross (Net) Wells	H2 Gross (Net) Wells		2024E Gross (Net) Wells
		Q3E	Q4E
DEVELOPMENT WELLS
Heavy Oil Assets
Peace River (Bluesky)	8 (8.0)	8 (8.0)	9 (9.0)	25 (25.0)
Peace River (Clearwater)	7 (7.0)	3 (3.0)	3 (3.0)	13 (13.0)
Light Oil Assets
Willesden Green (Cardium/Belly River)	8 (7.7)	-	1 (1.0)	9 (8.7)
Pembina (Cardium)	4 (3.7)	5 (5.0)	1 (1.0)[2]	10 (9.7)
	27 (26.4)	16 (16.0)	14 (14.0)	57 (56.4)
EXPLORATION/APPRAISAL WELLS
Peace River (Bluesky)	-	-	-	-
Peace River (Clearwater)	2 (2.0)	2 (2.0)	2 (2.0)	6 (6.0)
Peace River (OSE)	5 (5.0)	-	-	5 (5.0)
	7 (7.0)	2 (2.0)	2 (2.0)	11 (11.0)

TOTAL OPERATED WELLS[1]	34 (33.4)	18 (18.0)	16 (16.0)	68 (67.4)

(1)
Excluding injection or disposal wells. Currently, 47 (46.4 net) wells have come on production in 2024, including seven (7.0 net) wells rig released in 2023 that came on production in the first quarter of 2024. In total, Obsidian Energy expects to have 60 (59.3 net) wells on production by the end of 2024.
(2)
Pembina well spud in the third quarter prior to the postponement of the fourth quarter 2024 light oil capital program.

HEDGING UPDATE

We currently have the following contracts in place on a weighted average basis:

Oil Contracts

Type	Remaining Term	Volume (bbl/d)	Swap Price ($/bbl)
WCS Differential	January – December 2025	3,750	($19.83)

AECO Natural Gas Contracts

Type	Remaining Term	Volume (mcf/d)	Percentage Hedged[1]	Swap Price ($/mcf)
AECO Swap	September – October 2024	43,365	61%	$2.52
AECO Swap	November 2024 – March 2025	14,929	21%	$3.74
AECO Swap	April – October 2025	3,791	5%	$2.14
AECO Collars	November 2024 – March 2025	4,976	7%	$3.43 - $4.11
(1)
Based on 2024E natural gas production of 70.6 mmcf/d.

Electricity Contracts

Type	Remaining Term	Volume (MWh/d)	Swap Price ($/MWh)
Power Swaps	September - December 2024	144 MWh/d	$92.83

UPDATED CORPORATE PRESENTATION

In association with this release, Obsidian Energy will post an updated corporate presentation in due course on our website.

Schachter CONFERENCE

Obsidian Energy will be participating in the Schachter 2024 Catch the Energy Conference (the “Conference”) on Saturday, October 19, 2024, in Calgary at Mount Royal University. Peter Scott, Senior Vice President and Chief Financial Officer, will present on the Company while members of Obsidian Energy’s management team will be available at their exhibitor booth for more information throughout the day. Additional details concerning the Company’s presentation time and booth location will be available on our website as it becomes available. Interested parties can register for the conference and listen to the presentation on the Conference website.

ADDITIONAL READER ADVISORIES

OIL AND GAS INFORMATION ADVISORY

Barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

ABBREVIATIONS

Oil		Natural Gas
bbl	barrel or barrels	AECO	Alberta benchmark price for natural gas
bbl/d	barrels per day	GJ	gigajoule
boe	barrel of oil equivalent	mcf	thousand cubic feet
boe/d	barrels of oil equivalent per day	mcf/d	thousand cubic feet per day
MSW	Mixed Sweet Blend	mmcf/d	million cubic feet per day
WTI	West Texas Intermediate
WCS	Western Canadian Select	Electricity
		MWh	Megawatt hour
E	Estimated	MWh/d	Megawatt hour per day

NON-GAAP AND OTHER FINANCIAL MEASURES

Throughout this news release and in other materials disclosed by the Company, we employ certain measures to analyze financial performance, financial position, and cash flow. These non-GAAP and other financial measures do not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS“) and therefore may not be comparable to similar measures provided by other issuers. The non-GAAP and other financial measures should not be considered to be more meaningful than GAAP measures which are determined in accordance with IFRS, such as net income and cash flow from operating activities as indicators of our performance. The Company’s unaudited consolidated financial statements and MD&A as at and for the three and six months ended June 30, 2024 are available on the Company’s website at www.obsidianenergy.com and under our SEDAR+ profile at www.sedarplus.ca and EDGAR profile at www.sec.gov. The disclosure under the section “Non-GAAP and Other Financial Measures” in the MD&A is incorporated by reference into this news release.

Non-GAAP Financial Measures

The following measures are non-GAAP financial measures: FFO; net debt; net operating costs; and FCF. These non-GAAP financial measures are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other issuers. See the disclosure under the section “Non-GAAP and Other Financial Measures” in our MD&A for the three and six months ended June 30, 2024, for an explanation of the composition of these measures, how these measures provide useful information to an investor, and the additional purposes, if any, for which management uses these measures.

Non-GAAP Ratios

The following measures are non-GAAP ratios: FFO (basic per share ($/share)), which use FFO as a component; FCF (basic per share ($/share)), which use FCF as a component; net operating costs ($/boe), which uses net operating costs as a component; and net debt to funds flow from operations, which uses net debt and funds flow from operations as a component. These non-GAAP ratios are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other issuers. See the disclosure under the section “Non-GAAP and Other Financial Measures” in our MD&A for the three and six months ended June 30, 2024, for an explanation of the composition of these non-GAAP ratios, how these non-GAAP ratios provide useful information to an investor, and the additional purposes, if any, for which management uses these non-GAAP ratios.

Supplementary Financial Measures

The following measure is a supplementary financial measure: general and administrative costs ($/boe). See the disclosure under the section “Non-GAAP and Other Financial Measures” in our MD&A for the three and six months ended June 30, 2024, for an explanation of the composition of this measure.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the "safe harbour" provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: our revised guidance for 2024 production (including mixture), debt levels, capital and decommissioning expenditures, acquisition expenses, net operating costs, general & administrative costs, FFO and FFO/share, FCF and FCF/share, net debt and Net debt to FFO (prior to NCIB); our expectations for the reallocation of capital; our expected production for 2026; our drilling program for the fourth quarter of 2024; our expectations for FFO and FCF and on a per share basis; our sensitivity guidance; expected drilling, rig-release and on-production dates; our hedges; our expectations for an updated corporate presentation; and our attendance at the Conference.

With respect to forward-looking statements contained in this document, the Company has made assumptions regarding, among other things: Obsidian Energy's views with respect to its financial condition and prospects, the stability of general economic and market conditions, currency exchange rates and interest rates, that the Company does not dispose of or acquire material producing properties or royalties or other interests therein (provided that, except where otherwise stated, the forward-looking statements contained herein do not assume the completion of any transaction; that regional and/or global health related events will not have any adverse impact on energy demand and commodity prices in the future; global energy policies going forward, including the continued ability of members of OPEC+, Russia and other nations to agree on and adhere to production quotas from time to time; risks and uncertainties related to oil and gas interests and operations on Indigenous lands; uncertainties associated with partner plans and approvals; unexpected geological, technical, drilling, construction, processing and transportation problems; our ability to execute our plans (including out three year growth plan) as described herein and in our other disclosure documents, and the impact that the successful execution of such plans will have on our Company and our stakeholders, including our ability to return capital to shareholders and/or further reduce debt levels; future capital expenditure and decommissioning expenditure levels; the level or repurchases of common shares under our normal course issuer bid; future net operating costs and G&A; future inflation rates; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future hedging activities; future crude oil, natural gas liquids and natural gas production levels; future exchange rates and interest rates; future debt levels; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including extreme weather events, such as extreme cold, wild fires, flooding and drought, infrastructure access (including the potential for blockades or other activism) and delays in obtaining regulatory approvals and third party consents; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including our ability (if necessary) to continue to extend the revolving period and term out period of our credit facility, our ability to maintain the existing borrowing base under our credit facility, our ability (if necessary) to replace our syndicated bank facility and our ability (if necessary) to finance the repayment of our term loan and senior unsecured notes on maturity or pursuant to the terms of the underlying agreements; the accuracy of our estimated reserves volumes; and our ability to add production and reserves through our development and exploitation activities. In addition, many of the forward-looking statements contained in this document are located proximate to assumptions that are specific to those forward-looking statements, and such assumptions should be taken into account when reading such forward-looking statements.

Although the Company believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions, or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: Obsidian Energy's future capital requirements; general economic and market conditions; demand for Obsidian Energy's products; unforeseen legal or regulatory developments; the possibility that we change our budgets in response to internal and external factors, including those described herein; the possibility that the Company will not be able to successfully execute our business plans and strategies (including our three year growth plan) in part or in full, and the possibility that some or all of the benefits that the Company anticipates will accrue to our Company and our stakeholders as a result of the successful execution of such plans and strategies (including our three year growth plan) do not materialize (such as our inability to return capital to shareholders and/or reduce debt levels to the extent anticipated or at all); the impact on energy demand and commodity prices of regional and/or global health related events, and the responses of governments and the public to any pandemic, including the risk that the amount of energy demand destruction and/or the length of the decreased demand exceeds our expectations; the risk that there is another significant decrease in the valuation of oil and natural gas companies and their securities and the decrease in confidence in the oil and natural gas industry generally, the worldwide transition towards less reliance on fossil fuels and/or other factors; the risk that the financial capacity of the Company's contractual counterparties is adversely affected and potentially their ability to perform their contractual obligations; the possibility that the revolving period and/or term out period of our credit facility and the maturity date of our term loan and/or senior unsecured notes is not further extended (if necessary), that the borrowing base under our credit facility is reduced, that the Company is unable to renew or refinance our credit facilities on acceptable terms or at all and/or finance the repayment of our term loan and/or senior unsecured notes when they mature on acceptable terms or at all and/or obtain new debt and/or equity financing to replace one or all of our credit facilities, term loan and senior unsecured notes; the possibility that we breach one or more of the financial covenants pursuant to our agreements with our lenders and the holders of our senior unsecured notes; the possibility that we are forced to shut-in production; the risk that OPEC+, Russia and other nations fail to agree on and/or adhere to production quotas from time to time that are sufficient to balance supply and demand fundamentals for crude oil; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange rates, inflation rates or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires, flooding and droughts (which could limit our access to the water we require for our operations)) or inability to access our properties due to blockades or other activism; the possibility that fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to hydrocarbons and technological advances in fuel economy and renewable energy generation systems could permanently reduce the demand for oil and natural gas and/or permanently impair the Company's ability to obtain financing on acceptable terms or at all. Additional information on these and other factors that could affect Obsidian Energy, or its operations, growth plan or financial results, are included in the Company's Annual Information Form (See "Risk Factors" and "Forward-Looking Statements" therein) which may be accessed through the SEDAR+ website (www.sedarplus.ca), EDGAR website (www.sec.gov) or Obsidian Energy's website. Readers are cautioned that this list of risk factors should not be construed as exhaustive and the impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are independent and Obsidian Energy’s future course of action depends on management’s assessment of all information available at the relevant time.

Unless otherwise specified, the forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Obsidian Energy shares are listed on both the Toronto Stock Exchange in Canada and the NYSE American in the United States under the symbol "OBE".

All figures are in Canadian dollars unless otherwise stated.

contact

OBSIDIAN ENERGY

Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Toll Free: 1-866-693-2707

Website: www.obsidianenergy.com;

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor.relations@obsidianenergy.com